UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  April 1, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TREASURY STOCK

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 31 January 2008 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount of up to DKK 2 billion in the period from 31 January 2008 to 6 August 2008.

Since the announcement as of 17 March 2008, the following transactions have been made under the programme:

                                                          AVERAGE
                                      NUMBER OF          PURCHASE    TRANSACTION
                                         SHARES             PRICE     VALUE, DKK
ACCUMULATED, LAST ANNOUNCEMENT        1,657,907                      541,310,698
17 Mar 2008                              50,000          317.7900     15,889,500
18 Mar 2008                              50,000          320.9500     16,047,500
19 Mar 2008                              50,000          323.4900     16,174,500
25 Mar 2008                              50,000          326.1300     16,306,500
26 Mar 2008                              50,000          319.6500     15,982,500
27 Mar 2008                              50,000          318.0200     15,901,000
28 Mar 2008                              50,000          315.6000     15,780,000
ACCUMULATED, 2008                     2,007,907                      653,392,198

With the transactions stated above, Novo Nordisk owns a total of 26,968,090 treasury shares, corresponding to 4.2% of the share capital. The total amount of shares in the company is 646,960,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,000 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


Further information:

Media:                       Investors:
Outside North America:       Outside North America:
Elin K Hansen                Mads Veggerby Lausten
Tel: (+45) 4442 3450         Tel: (+45) 4443 7919
ekh@novonordisk.com          mlau@novonordisk.com

                             Hans Rommer
                             Tel: (+45) 4442 4765
                             hrmm@novonordisk.com

In North America:            In North America:
Sean Clements                Christian Qvist Frandsen
Tel: (+1) 609 514 8316       Tel: (+1) 609 919 7937
secl@novonordisk.com         cqfr@novonordisk.com

Stock Exchange Announcement no 17 / 2008



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 1, 2008                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer